77H -

On December 9, 2008 and January 12, 2009, Citigroup and Morgan Stanley, respectively, became beneficial owners of a significant portion of the Fund’s outstanding ARPS and based on such ownership, could each be deemed to be an affiliate of the Fund. Both
Citigroup and Morgan Stanley have informed the Fund that they intend to comply with a No Action Letter that enables them not to be deemed an affiliate. These parties could have an impact on matters that affect the Funds’shareholders due to the voting rights associated with the ARPS.